LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

December 19, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock Global Allocation Fund, Inc.

Securities Act File No. 33-22462

Investment Company Act File No. 811-5576

Post-Effective Amendment No. 27

Ladies and Gentlemen:

On behalf of BlackRock Global Allocation Fund, Inc. (the “Fund”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 27 (the “Amendment”) to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to incorporate new disclosure regarding the Fund’s use of a wholly owned subsidiary, formed in the Cayman Islands, to invest in commodity-related instruments. The disclosure under the sections entitled “Fund Overview” and “Details about the Fund” has been revised to describe the Fund’s use of its subsidiary as well as the risks arising from the use of the subsidiary. In addition, the tax disclosure under the subsection “Dividends, Distributions and Taxes” has been revised to explain why the Fund is using a subsidiary to invest in commodity-related instruments.

On or around February 27, 2009, the Fund will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8555.

Very truly yours,

/s/ Edward Gizzi

Edward Gizzi

Enclosures

cc:	Denis Molleur

Maria Gattuso